

07003742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 2 8 2007 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 33249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sawo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6940 S. Edgerton Road
(No. and Street)

Cleveland, Ohio 44141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Madow 440-838-1400 Ext 145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

6050 Oaktree Blvd, Suite 500 Cleveland, Ohio 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Madow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawo Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



STATE OF OHIO

Signature

President

Title

DEBORAH A. ROBERTSON
NOTARY PUBLIC, STATE OF OHIO
Recorded in Cuyahoga County
My Comm. Expires April 1, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWO SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2006



MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm



Mayer Hoffman McCann P.C.
An Independent CPA Firm

6050 Oak Tree Boulevard, Suite 500
Cleveland, Ohio 44131
216-447-9000 ph
216-447-9007 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

SAWO SECURITIES, INC.

We have audited the accompanying statement of financial condition of Sawo Securities, Inc. (The Company) as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sawo Securities, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital at December 31, 2006 under rule 15c3-1 of the Securities and Exchange Commission is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann, P.C.

Cleveland, Ohio
February 26, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

6050 Oak Tree Boulevard, Suite 500
Cleveland, Ohio 44131
216-447-9000 ph
216-447-9007 fx
www.mhm-pc.com

To the Board of Directors

SAWO SECURITIES, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Sawo Securities, Inc. (The Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann, P.C.

Cleveland, Ohio
February 26, 2007

SAWO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$ 12,780	
Receivables	2,784	
TOTAL CURRENT ASSETS		15,564
PROPERTY AND EQUIPMENT - AT COST		
Equipment	$ 2,298	
Less: Accumulated depreciation	(2,298)	-
ADVANCE TO PARENT		2,941
		$ 18,505

SHAREHOLDER'S EQUITY

COMMON STOCK		
Class A		
No par value		
Authorized	- 100 shares	$ 12,500
Issued and outstanding	- 50 shares	
PAID - IN CAPITAL		11,967
ACCUMULATED DEFICIT		(5,962)
		$ 18,505

See notes to financial statements.

SAWO SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2006

INCOME		$ -
OPERATING EXPENSES		
Professional fees	$ 1,950	
Licenses and taxes	482	
Office and miscellaneous	6	2,438
NET LOSS BEFORE INCOME TAX BENEFIT		(2,438)
INCOME TAX BENEFIT		1,041
NET LOSS FOR THE YEAR		$ (1,397)

See notes to financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2006	50	$ 12,500	$ 6,885	$ (4,565)	$ 14,820
Capital contributed	-	-	5,082	-	5,082
Net loss	-	-	-	(1,397)	(1,397)
Balance at December 31, 2006	50	12,500	$ 11,967	$ (5,962)	$ 18,505

See notes to financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,397)
(Increase) decrease in operating assets:	
Accounts receivable	(2,784)
Advance to parent	759
NET CASH FLOWS FROM OPERATING ACTIVITIES	(3,422)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in investing:	
Capital contribution	5,082
NET CHANGE IN CASH	1,660
CASH, BEGINNING OF YEAR	11,120
CASH, END OF YEAR	$ 12,780

See notes to financial statements.

SAWO SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Organization - SAWO Securities, Inc. (the Company) was organized under the laws of the State of Ohio on December 26, 1984 to operate as a broker-dealer in securities. SAWO Securities, Inc. is a wholly owned subsidiary of Deerfield Estates, Inc.

Equipment and depreciation - Equipment is stated at cost and is depreciated using an accelerated method over a 5-year estimated life.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk - The Company maintains its cash balances at a local financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. All balances were insured at December 31, 2006.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $12,780 which was $7,780 in excess of its required net capital of $ 5,000. The Corporation's net aggregate indebtedness to capital ratio was 0 to 1.

(3) Income taxes

Taxable income or loss is currently reported on the consolidated corporate Federal income tax return of Deerfield Estates, Inc. in its fiscal year which ends February 28. The effective tax rate from the consolidated filing, utilizing the net operating loss for the year ended December 31, 2006 was 24%. Any net realizable benefit is netted against advances to and from the Parent. The provision is calculated as shown below:

Income Tax Provision:		
Net loss per books, before provision	$	(2,438)
Non-deductible item		(1,900)
Loss available to parent		(4,338)
Effective tax rate		24%
Current income tax benefit	$	1,041

SUPPLEMENTAL SCHEDULE

SAWO SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

TOTAL ASSETS	$	18,505
Less: Nonallowable assets		
Miscellaneous receivables		(2,784)
Intercompany advance		(2,941)
Less: Total liabilities		-
Net capital before deduction		12,780
DEDUCTIONS FROM NET CAPITAL		
Equipment - net of depreciation		-
Net capital		12,780
Less: Minimum net capital required		5,000
EXCESS NET CAPITAL	$	7,780

* There are no material differences between the net capital computed by the firm and the independent auditors.

See Independent Auditors' report.

END